File No. 812-14010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of:

Van Eck Associates Corporation;
Van Eck Securities Corporation;

Market Vectors ETF Trust; and

Van Eck Funds

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Amended application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to amend an order under Section 6(c) for an exemption from Sections 18(f)(1) and 18(i) of the Act.

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All communications and orders to:

Jonathan R. Simon Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017	Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Page 1 of 24 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on January 15, 2015

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I.      INTRODUCTION

A.	Summary of Application

In this amended application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”), Market Vectors ETF Trust (“MV Trust”) and Van Eck Funds (“VE Funds” and, together with MV Trust, the “Trusts,” and, collectively with the Adviser and the Distributor, “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend prior orders under Section 6(c) of the Act (referred to herein as the “Prior Orders”)2 (1) to permit series of VE Funds to rely

1             All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

2             The Adviser, Distributor and MV Trust (“Original Applicants”) previously submitted an application with the Commission (File No. 812-12947) on March 25, 2003, as amended (the “Domestic Application”), requesting relief with respect to the offering of exchange-traded funds (“ETFs”) based on indexes of domestic equity securities. The Domestic Application was noticed in Release No. IC-27283 dated April 7, 2006 and the order granting the relief requested was contained in Release No. IC-27311 dated May 2, 2006 (the “Domestic Order”). Original Applicants subsequently submitted an application with the Commission (File No. 812-13339-01) on November 1, 2006, as amended (the “Foreign Application”), requesting relief with respect to the offering of ETFs based on indexes of foreign equity securities and the elimination of Condition 1 from the Domestic Application. The Foreign Application was noticed in Release No. IC-27694 dated January 31, 2007 and the order granting the relief requested was contained in Release No. IC-27742 dated February 27, 2007 (the “Foreign Order”). Original Applicants subsequently submitted an application with the Commission (File No. 812-13426) on September 27, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of ETFs based on indexes of fixed income securities. The Fixed Income Application was noticed in Release IC-28007 dated September 28, 2007 and the order granting the relief requested was contained in Release No. IC-28021 dated October 24, 2007 (the “Fixed Income Order”). Original Applicants subsequently submitted an application with the Commission (File No. 812-13507) on March 10, 2008, as amended (the “Hard Assets Application”), requesting relief with respect to the offering of ETFs based on equity securities indexes for which the investment adviser may be deemed a sponsor. The Hard Assets Application was noticed in Release IC-28349 dated July 31, 2008 and the order amending the Domestic Order, the Foreign Order and the Fixed Income Order granting the relief requested was contained in Release No. IC-28365 dated August 25, 2008 (the “Hard Assets Order”). Original Applicants subsequently submitted an application with the Commission (File No. 812-13624) on January 23, 2009, as amended (the “Self-Index Application”), requesting relief with respect to (i) the offering of ETFs based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser, as defined in section 2(a)(3) of the Act, is an index provider (ii) deleting the relief granted from section 24(d) of the Act and revising various disclosure requirements in the applications for the Prior Orders, (iii) modifying the 80% investment requirement in the Prior Applications; (d) revising the discussion of depositary receipts in the Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application; and (e) revising the discussion in the Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application of the composition of securities deposited with the ETFs to purchase Creation Units (defined below) and securities received in connection with redemption of Creation Units (defined below). The Self-Index Application was noticed in Release IC-29455 dated October 1, 2010 and the order amending the Domestic Order, the Foreign Order, the Fixed Income Order and the Hard Assets Order granting the relief requested was contained in Release No. IC-29490 dated October 26, 2010 (the “Self-Index Order”). The Original Applicants subsequently submitted an application with the Commission (File No.

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on certain Prior Orders for which it was not an applicant to the same extent as a series of MV Trust3 and (2) for an exemption from Sections 18(f)(1) and 18(i) of the Act.

The Prior Orders permitted, among other things: (a) series of an actively or passively managed open-end management investment company to issue shares with limited redeemability that can be traded in the secondary market at market prices (“ETF Shares”); (b) secondary market transactions in ETF Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) relief from the seven (7) calendar day redemption requirement for certain ETFs under specified limited circumstances; (d) certain affiliated persons of the ETFs to deposit securities into, and receive securities from, the ETFs in connection with the purchase and redemption of aggregations of ETF Shares of such ETFs; (e) the offering of passively managed ETFs (“Index ETFs”) based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser, as defined in section 2(a)(3) of the Act, is an index provider; and (f) certain series to perform creations and redemptions of ETF Shares in-kind in a master-feeder structure.

B.	Request for Relief

Applicants seek an Order to permit certain series of the Trusts which offer classes of conventional mutual fund shares (“Mutual Fund Shares” and, together with ETF Shares, “Shares”) to issue an additional class of ETF Shares and certain series of the Trusts which issue ETF Shares to issue an

812-13605) on November 14, 2008, as amended (the “Active Application”) requesting relief with respect to the offering of actively managed ETFs (“Active ETFs”). The Active Application was noticed in Release No. IC-29459 dated October 7, 2010 and the order granting the relief requested was contained in Release No. IC- 29496 dated November 3, 2010 (the “Active Order”). Original Applicants subsequently submitted an application with the Commission (File No. 812-14125) on February 22, 2013, as amended (the “Long/Short Application”), requesting relief with respect to the offering or certain index-based ETFs using long-short investment strategies. The Long/Short Application was noticed in Release No. IC-30409 dated February 27, 2013 and the order granting the relief requested was contained in Release No. IC-30433 dated March 21, 2013 (the “Long/Short Order”). The Domestic Application, Foreign Application, Fixed Income Application, Hard Assets Application, Self-Index Application, Active Application and Long/Short Application are collectively referred to as the “Prior Applications” and the Domestic Order, Foreign Order, Fixed Income Order, Hard Assets Order, Self-Index Order, Active Order and Long/Short Order are collectively referred to as the “Prior Orders.” All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Applications.

3 VE Funds was not an applicant to the Domestic, Foreign, Fixed Income or Hard Assets Applications, and the future relief in the related Orders was limited to future series of MV Trust.

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additional class of Mutual Fund Shares. The ETF Shares and Mutual Fund Shares will each represent interests in the same portfolio of investments. Applicants request that the Order requested herein apply to the existing series of the Trusts as well as to any future series of the Trusts and any other registered open-end investment company or series thereof that, in each case, is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser, offers both ETF Shares and Mutual Fund Shares as described in this Application, and operates in accordance with the terms and conditions of a Prior Order, as amended by this Application (collectively, “Multiclass Funds”). However, this relief will not apply to a master fund or feeder fund in a master-feeder structure.

Applicants are also requesting relief in this Application to permit (i) any existing or future series of VE Funds to rely on the requested Order in combination with the Prior Orders and (ii) any future series of VE Funds to rely on the Domestic Order, Foreign Order, Fixed Income Order or Hard Assets Order, in each case, to the same extent as a series of MV Trust. Any series of VE Funds that relies on the Prior Orders will comply with the terms and conditions therein, as amended by this Application, in connection with the operation of an ETF share class.

With respect to the Prior Orders, only an index-based Multiclass Fund may rely on an Index Order4 and only an actively managed Multiclass Fund may rely on the Active Order.

C.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The relief requested in this Application from Sections 18(f)(1) and 18(i) is similar to the relief granted by the Commission to the open-end management investment companies issued by Vanguard Index Funds.5

4 The Domestic, Foreign, Fixed Income, Hard Assets, Self-Index and Long/Short Orders each permit only index-based ETFs (each, an “Index Order”).

5 In the Matter of Vanguard Index Funds, et. al, File No. 812-12094, Investment Company Act Release No. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); In the Matter of Vanguard Bond Index Funds, et. al, File No. 812-13336, Investment Company Act Release No. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order).

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Except as specifically noted herein, all representations and conditions contained in the Prior Applications relating to the operation of the ETFs are equally applicable to Multiclass Funds that offer classes of both Mutual Fund Shares and ETF Shares. Such Multiclass Funds, with respect to their class of ETF Shares, will operate in a manner identical to that of the ETFs that were the subject of the Prior Orders, except as described in this Application. No Multiclass Fund will rely on Section 12(d)(1) relief granted in the Prior Orders.

Applicants believe that with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.        THE APPLICANTS

A.	Van Eck Funds

Van Eck Funds is a business trust organized under the laws of the State of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of eight funds (the “Existing VE Funds”), each with its own investment objective and policies. Additional funds of Van Eck Funds may be added in the future (“Future VE Funds”). The shares of Existing VE Funds are offered and sold to retail and institutional investors and are not offered and sold through separate accounts. Van Eck Funds is managed by a board of trustees (the “VE Funds Board”).

B.	Market Vectors ETF Trust

MV Trust is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as a series open-end management investment company. MV Trust currently consists of 60 funds (the “Existing MV Funds” and together with the Existing VE Funds, “Existing Funds”), each with its own investment objective and policies. Additional funds of MV Trust may be added in the future (“Future MV Funds” and together with the Future MV Funds, “Future Funds”).

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MV Trust does not currently offer mutual funds but may do so in the future. MV Trust is managed by a board of trustees (the “MV Trust Board” and, together with the VE Funds Board, the “Boards”).

C.	Van Eck Associates Corporation

Van Eck Associates Corporation is the investment adviser to the Trusts. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Multiclass Funds for which it is the investment adviser. Any Sub-Adviser to a Multiclass Fund will be registered under the Advisers Act.

D.	Van Eck Securities Corporation

Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trusts. The Distributor distributes or will distribute Mutual Fund and ETF Shares on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser. The Distributor (and any future distributor and principal underwriter) will be identified as such in the Prospectus for each Multiclass Fund and will comply with the terms and conditions of this Application.

III.        APPLICANTS’ PROPOSAL

A.	The Issuance of a Mutual Fund and an Exchange-Traded Class of Investment Company Shares

The Trusts’ organizational documents permit or will permit each of the Multiclass Funds to issue shares of different classes. Each Existing VE Fund currently offers multiple classes of Mutual Fund Shares: Each Existing VE Fund offers (or has registered to offer) Class A, Class I and Class Y shares; and each of Emerging Markets Fund, Global Hard Assets Fund, International Investors Gold Fund, Multi-Manager Alternatives Fund and Unconstrained Emerging Markets Bond Fund also offer Class C shares. Each Existing MV Fund currently offers only one class of ETF Shares.

Applicants propose that one or more Existing and/or Future Funds which issue Mutual Fund Shares issue an additional class of shares that will be listed and traded on an Exchange (previously

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defined as ETF Shares) or, one or more Existing and/or Future Funds which issue ETF Shares to issue an additional class of Mutual Fund Shares. Except as set forth in Part V.A.2 below, the Multiclass Funds will comply in all respects with Rule 18f-3, which permits an open-end investment company to issue more than one class of shares. The Trusts will amend (in the case of the Existing Funds) or put in place (in the case of Future MV Funds that issue both Mutual Fund Shares and ETF Shares) the written plan (the “18f-3 Plan”) required by paragraph (d) of the Rule prior to offering both Mutual Fund Shares and ETF Shares publicly. In amending/putting in place the 18f-3 Plan, each Trust’s Board, including a majority of the trustees who are not interested persons of the Trust, will determine, for each Multiclass Fund, that the expense allocation among the classes of Mutual Fund Shares and ETF Shares is in the best interests of each class individually and of each Multiclass Fund as a whole.

Except in connection with the Conversion Privilege (see Part III.B below) or the liquidation of a Multiclass Fund or the ETF Share class of a Multiclass Fund, each Multiclass Fund will issue and redeem ETF Shares only in Creation Units.6

At an appropriate time, each Trust will file with the Commission an amendment to its then-current registration statement to permit a Multiclass Fund to offer and sell ETF Shares in addition to Mutual Fund Shares. The various disclosure documents and marketing materials will describe the significant features of ETF Shares and explain the differences between ETF Shares and Mutual Fund Shares.

Each shareholder of each Trust, no matter whether they are a holder of ETF Shares or Mutual Fund Shares, will have one vote per ETF/Mutual Fund Share with respect to matters regarding such Trust, or the respective Multiclass Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law. Holders of Mutual Fund Shares may reinvest their dividends in additional Mutual Fund Shares of the Multiclass

6 Applicants are proposing to amend representations made in Prior Orders that state ETF Shares will be purchased from a Fund in Creation Unit aggregations only to the extent necessary to be able to offer the Conversion Privilege as holders of Mutual Fund Shares will likely be purchasing ETF Shares in lesser amounts.

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Fund. The Multiclass Funds will not offer such a dividend reinvestment plan with respect to ETF Shares unless further relief is granted by the Commission to do so.

Each Multiclass Fund will make publicly available each Business Day the identities and quantities of the Deposit Instruments and the Redemption Instruments as well as, to the extent required, the Multiclass Fund’s portfolio holdings, in each case, in accordance with the applicable Prior Order. Affording holders of Mutual Fund Shares information respecting the Multiclass Fund’s holdings on a daily basis could facilitate the shareholder’s ability to more precisely tailor such shareholder’s overall investment exposure to specific issuers and assist in asset allocation decisions.

Applicants are aware of the concerns that full portfolio transparency may compound the risk of front-running of Multiclass Fund trades and may also facilitate the ability of outside investors to “free ride” on a Multiclass Fund’s investment strategies. Since security transactions are booked and reflected on a Multiclass Fund’s records the day after trade date (T+1), disclosure of portfolio holdings used to calculate the Multiclass Fund’s net asset value on a business day will not include trades processed on that date. Accordingly, since portfolio transactions will only be disclosed after they have been affected, the risk of “front running” and “free riding” to the Multiclass Fund resulting from the disclosure of portfolio holdings is expected to be minimal. Applicants intend to carefully consider the impact of full portfolio transparency on a Fund when deciding whether to add an ETF share class to such Fund.

B.	Conversion of Shares

Certain Multiclass Funds may offer current and future holders of Mutual Fund Shares the opportunity to convert such shares into ETF Shares of equivalent value and holders of ETF Shares the opportunity to convert such shares into Mutual Fund Shares of equivalent value (collectively, the “Conversion Privilege”).7 Applicants currently anticipate making the Conversion Privilege, if implemented with respect to a Multiclass Fund, available to both holders of Mutual Fund Shares and ETF

7 Applicants may not make the Conversion Privilege available with respect to all Multiclass Funds. The determination will be made on a Fund-by-Fund basis.

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Shares of such Multiclass Fund but only to the extent that (1) it is deemed operationally feasible for the relevant Multiclass Fund to do so; and (2) subject to Board approval. In the event that the Conversion Privilege with respect to a Multiclass Fund is made available only to holders of certain shares, Applicants recognize that this will create a difference in shareholder rights, however, Applicants do not believe that such a difference implicates any of the abuses or concerns that Section 18 was designed to prevent. If the Conversion Privilege is made available with respect to a Multiclass Fund, Applicants’ present intention is to leave the Conversion Privilege open indefinitely. However, Applicants reserve the right to terminate the Conversion Privilege upon reasonable notice to holders of Shares.

Applicants believe that, to the extent available, the Conversion Privilege will facilitate the movement of investors holding Mutual Fund Shares out of their Mutual Fund Shares and into ETF Shares and investors holding ETF Shares out of their ETF Shares and into Mutual Fund Shares in an expeditious and tax efficient manner.

The decision to convert Shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Mutual Fund Shares be required to convert his or her shares into ETF Shares nor will a holder of ETF Shares be required to convert his or her shares into Mutual Fund Shares. Under applicable tax law, the conversion of one class of Shares of a Multiclass Fund into another class of Shares of the same Multiclass Fund is not a taxable transaction.

Applicants expect that investors interested in moving from Mutual Fund Shares to ETF Shares would do so via a conversion (a nontaxable event), rather than by redeeming their Mutual Fund Shares and using the proceeds to purchase ETF Shares (a taxable event). Similarly, Applicants expect that investors interested in moving from ETF Shares to Mutual Fund Shares would also prefer do so via a conversion (a nontaxable event) rather than by redeeming their ETF Shares and using the sale proceeds to purchase Mutual Fund Shares (a taxable event). However, an investor might prefer to redeem their Mutual Fund/ETF Shares and purchase Shares of another class of the Multiclass Fund rather than taking advantage of the Conversion Privilege if the investor wants to own Shares of such different class immediately and does not want to wait while the asset transfer is completed. In any event, the decision on

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how to move from Mutual Fund Shares to ETF Shares or from Mutual Fund Shares to ETF Shares, as the case may be, rests solely with the investor. Applicants will not adopt any measures to encourage conversions over redemptions, or vice-versa.

The Conversion Privilege is an exchange offer under Section 11(a) of the Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset value (“NAV”) of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the Act. Shares issued to a shareholder as part of a conversion transaction will be newly issued Shares (not, e.g., ETF Shares purchased by the Multiclass Fund on the secondary market). The issuance of Shares in connection with the Conversion Privilege will comply with the Securities Act of 1933, as amended (“Securities Act”).

The Adviser and/or Distributor may distribute educational and/or marketing materials that describe the Conversion Privilege. These materials will not cite the Conversion Privilege as a reason for investors to purchase Shares.

With respect to each Multiclass Fund that offers the Conversion Privilege, around the time ETF Shares begin trading and/or Mutual Fund Shares are offered, each Trust, as applicable, will send existing holders of Shares appropriate notice, which will include information about how to convert their Shares into ETF or Mutual Fund Shares, as applicable.8 The applicable Prospectus will contain similar information. The information in the notice and the Prospectus will describe the Conversion Privilege generally (who may convert, on what terms) and describe who the investor should contact to initiate a conversion. Both the notice and the Mutual Fund Shares Prospectus will inform shareholders considering a conversion to ETF Shares that (1) ETF Shares will not be redeemable with the Multiclass Fund other than in Creation Unit aggregations; (2) the shareholder will only be able to sell ETF Shares through a

8 The notice will comply with, and be deemed an omitting prospectus in accordance with, section 10(b) of the Securities Act and rule 482 thereunder.

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broker, and may have to pay brokerage commissions in connection with the sale; and (3) a shareholder selling ETF Shares may receive less than NAV in connection with the sale.

ETF Shares must be held in a brokerage account. Thus, before an investor can convert Mutual Fund Shares into ETF Shares, the investor must have an existing brokerage account or open a new one.9 To initiate a conversion, the investor would contact the broker where the investor has established the account in which the ETF Shares will be held. Depending on the policies of that broker, the investor might communicate the conversion request in writing, by phone, or online. The broker would contact the Distributor, and the conversion would be effected through a process that involves the Multiclass Fund’s transfer agent, the Multiclass Fund’s custodian bank, and DTC.

Because DTC’s systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole number so that only whole ETF Shares will be moved to a brokerage account through the Conversion Privilege. If an investor requests conversion of all of a Multiclass Fund’s Mutual Fund Shares to ETF Shares, Applicants contemplate liquidating the fractional shares that remain, if any, and sending the cash proceeds to the investor’s broker. The liquidation of the fractional share would be a taxable event, and the cash amount transferred would generally represent taxable income. Therefore, the Mutual Fund Shares Prospectus and ETF Shares Prospectus will disclose that (a) Mutual Fund Shares can be converted into ETF Shares only in whole share increments under a rounding down method; (b) fractional shares that remain when an investor converts all of a Multiclass Fund’s Mutual Fund Shares to ETF Shares will be liquidated and the balance transferred to the investor’s broker; and (c) the tax consequences of a conversion.

Once a conversion from Mutual Fund Shares to ETF Shares is complete, and the investor owns ETF Shares rather than Mutual Fund Shares, Applicants would have no information about, and no relationship with, the investor (now the Beneficial Owner) with respect to the investor’s ownership of

9 The Multiclass Funds will have no role in selecting or recommending a broker for the purpose of holding ETF Shares.

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those ETF Shares. Applicants’ records would reflect ownership of those ETF Shares by DTC. DTC’s records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the Beneficial Owner holds the ETF Shares, and the broker’s records would reflect ultimate ownership by the Beneficial Owner. Beneficial Owners would continue to receive all of the statements, notices and reports required by law. However, Beneficial Owners seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. In addition, Beneficial Owners of ETF Shares would no longer receive services offered by Applicants to Shareholders owning Mutual Fund Shares, such as dividend reinvestment, telephone redemptions, average cost information, and services for moving money into or out of client accounts. Shareholders wishing to convert their ETF Shares to Mutual Fund Shares will be instructed to contact their broker. The broker would contact the distributor and the conversion would be effected through a process that would involve the Multiclass Fund’s transfer agent, the Multiclass Fund’s custodian bank, and DTC.

IV.      IN SUPPORT OF THE APPLICATION

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act, or from any rule under the Act, if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. The proposal will enable the Multiclass Funds to offer a class of ETF Shares and a class of Mutual Fund Shares which both represent interests in the same portfolio of investments. As a result, new investors in a single Multiclass Fund will benefit from the opportunity to choose between a mutual fund and an ETF.

The proposal may also make it possible for the Multiclass Funds to spread fixed costs over a larger asset base, thereby helping the Multiclass Funds to realize further economies of scale and benefitting both current and future holders of ETF Shares and Mutual Fund Shares. A larger asset base may also enhance the ability of an Index ETF to track its benchmark index to the extent that it facilitates the Multiclass Fund’s ability to fully replicate its index (i.e., own all of the components of the index in the proportion to their weightings in the index). Absent sufficient assets, an Index ETF may be required to

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use a representative sampling strategy in seeking to track its index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the benchmark index. A Multiclass Fund’s use of a representative sampling strategy may cause the fund to not track index performance as precisely as would be the case if a full replication approach was utilized. Moreover, even with respect to those Index ETFs where full replication of a particular index is not practicable (regardless of the size of the Multiclass Fund), the size of the asset base may impact the Multiclass Fund’s ability to effectively utilize representative sampling. This may be especially true in the case of fixed income Multiclass Funds where transactions are effected in large blocks and smaller funds face significant challenges in being able to sufficiently diversify holdings to achieve an optimal representative sample. A larger asset base may also facilitate the ability of an actively managed Multiclass Fund to diversify its holdings to the maximum extent deemed appropriate by the investment adviser and contribute to a reduction in transaction costs as a percentage of Multiclass Fund assets.

Similar to a master-feeder structure, the proposed multi-class structure is designed to offer the benefits of a single portfolio without the need and costs of creating separate investment companies. However, Applicants believe the multi-class structure is a more streamlined and efficient structure than a master-feeder structure (particularly with respect to existing funds that would need to transfer assets and undergo a restructuring in order to operate under a master-feeder structure). A master feeder structure would be more costly to maintain and administer than a multi-class structure; for example, in a master-feeder structure involving a mutual fund and an ETF, three separate legal entities would need to be maintained involving multiple sets of financial statements and tax returns. In addition, administration, custody and transfer agency costs would likely be higher.

Each Trust’s Board will weigh any potential disadvantages of operating an ETF in a multi-class structure against the expected benefits of operating an ETF within such a structure. For example, each Trust’s Board will consider, as appropriate, whether certain costs are higher in a multi-class structure.

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V.      DISCUSSION OF RELIEF REQUESTED

A.	Sections 18(f)(1) and 18(i)

1.	Need for Relief

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Since holders of Mutual Fund Shares and ETF Shares will have different redemption and trading rights, are expected to have different dividend declaration and payment dates and, in some cases, may have different conversion rights, Applicants are requesting relief from Sections 18(f)(1) and 18(i).

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with certain requirements. Although the Multiclass Funds comply substantially with Rule 18f-3, they are unable to rely on the Rule because they cannot comply with each and every requirement of the Rule, as discussed more fully in the next subsection.

2.	Compliance with Rule 18f-3

Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the

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extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

Class-specific expenses are or will be provided for under the 18f-3 Plan adopted by the Multiclass Funds that have a multi-class arrangement. In every case, a Multiclass Fund’s 18f-3 Plan was (and will be in the case of Future Funds) approved by each Trust’s Board.

Applicants will comply in all respects with Rule 18f-3, except paragraph (a)(4), which states:

•	Except as set forth in paragraphs (a)(1)-(3), each class shall have the same rights and obligations as each other class.

There are six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Unit aggregations. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, the Conversion Privilege may be limited to one share class (i.e., the Conversion Privilege will not be offered to both holders of Mutual Fund Shares and ETF Shares of the Multiclass Fund).10 Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multiclass Fund at its NAV per Share, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Multiclass Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Multiclass Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be the same as the ex-dividend date, whereas the payment date for ETF Shares

10 While Rule 18f-3 permits different classes to have different exchange privileges, it is unclear whether the Rule contemplates exchanges between classes within the same Fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of Rule 18f-3, taken together, permit the Applicants to offer a one-way exchange (i.e., to the extent that the Conversion Privilege is limited to one share class), Applicants are requesting relief from Sections 18(f)(1) and 18(i) to do so.

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is expected to be approximately four days or more after the ex-dividend date. None of these differences, in our view, implicates the concerns at which Section 18 is directed — i.e., excessive leverage, conflicts of interest, and investor confusion.11

(A)          Leverage: The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(B)          Conflicts of Interest: While having more than one class creates the potential for conflicts of interest between the classes, we do not believe that the potential conflicts that could arise with respect to an exchange-traded class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval by all classes affected by an action submitted to a shareholder vote, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. The Multiclass Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan and, in some cases, may have different conversion rights.

(i)          Potential conflicts of interest resulting from different classes declaring dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the

11 Applicants are not requesting relief from Section 18 of the Act with respect to Transaction Fees paid to the Multiclass Fund by Authorized Participants. Accordingly, a Multiclass Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of Fund Shares by an Authorized Participant only if it requires the same payment of a Transaction Fee by any other Shareholder for equivalent purchases or redemptions. Thus, for example, a Multiclass Fund may require payment of a Transaction Fee by an Authorized Participant for transactions of 20,000 or more shares so long as it requires payment of the same Transaction Fee by all Shareholders for transactions involving 20,000 shares or more.

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difference in the dates on which dividends of Multiclass Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii)          Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the payment date for Mutual Fund Shares is expected to be the ex-dividend date while the payment date for ETF Shares is expected to be approximately four days after the ex-dividend date. Thus, while Mutual Fund Shareholders who wish to reinvest their dividends will be able to do so on the ex-dividend date, ETF Shareholders who wish to reinvest their dividends will not be able until several days later. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone shares or part of a multiple-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Shareholders who reinvest will be continuously invested, while ETF Shareholders who reinvest will be “out of the market” for four days with respect to the amount of the dividend. This four-day difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. In most cases, this economic difference is not expected to be significant12.

12 Applicants expect that the effect of any difference among the classes resulting from differences in dividend payment dates will be less than one basis point per year.

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We do not believe that the potential performance difference between Mutual Fund and ETF Share classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, the potential performance difference is not significant.

•	The potential performance difference does not consistently favor one class over the other. Because share prices are, for all relevant purposes, equally likely to move up or down, the four-day payment delay experienced by ETF Shareholders is as likely to help them as hurt them.

•	Section 18 does not guarantee equality of performance among different classes of the same Multiclass Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different payment dates.

•	The use of different payment dates is a necessary consequence of the fact that ETF Shares are exchange traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone clone fund.

(iii)          Potential inequitable voting power

Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund are given voting rights based on the number of shares owned, and because the Funds make available a dividend reinvestment service to Mutual Fund Shareholders and not to ETF Shareholders, in the first few days after the ex-dividend date, when Mutual Fund Shareholders have had their dividends reinvested while ETF Shareholders have not, each Mutual Fund Shareholder could have more voting power than each ETF Shareholder.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multiclass Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share. (It is true that the voting

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power of the classes would be different based on the different dividend payment/reinvestment policies, but voting power and voting rights are not necessarily the same thing.) Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the minute difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

(C)          Investor Confusion: With respect to the issue of investor confusion, Applicants intend to take numerous steps that we believe will minimize or eliminate any potential for investor confusion.

One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited. We note that ETFs have been in existence for approximately twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchange on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares. Thus, we think the potential for confusion is very limited. In addition, it is extremely unlikely that any investor acquiring ETF Shares (or Mutual Fund Shares, as applicable) through the Conversion Privilege will do so without understanding the differences between the classes, since an investor would effect a conversion only if he wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares.

➢	Different products, different names: All references to the exchange-traded class of shares will use a generic term for such shares or a form of trade name, in either case, indicating that they are exchange-traded, to be determined by the Adviser rather than the Multiclass Fund name.

➢	Separate prospectuses: There will be separate prospectuses for a Multiclass Fund’s ETF Shares and Mutual Fund Shares.

➢	Prominent disclosure in the ETF Shares Prospectus: The cover and summary section of a Multiclass Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.
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➢	Segregated disclosure in the Mutual Fund Shares Prospectus: Because Mutual Fund Shares may be converted into ETF Shares and ETF Shares may be converted into Mutual Fund Shares (in the event the Conversion Privilege is implemented with respect to a Multiclass Fund), a Multiclass Fund’s Mutual Fund Shares prospectus and ETF Shares prospectus will contain appropriate disclosure about the ETF Shares and Mutual Fund Shares, as applicable, and about the Conversion Privilege. To avoid investor confusion, this additional disclosure will be segregated from, rather than integrated with, the rest of the applicable prospectus. The segregated disclosure will still appear in the same document as the disclosure from which it is being segregated. Segregation might consist of placing the disclosure at the end of the prospectus, so that it is physically separated from the rest of the prospectus. If economically feasible, the segregated disclosure will be printed on different color paper to further set it apart from the rest of the prospectus.

➢	No reference to ETF Shares as a mutual fund investment: The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multiclass Fund, but will not make reference to an “open-end fund” or “mutual fund” except to compare or contrast the ETF Shares with traditional mutual fund shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

➢	No joint advertising: The Adviser will not market Mutual Fund Shares and ETF Shares in the same advertisement or marketing material. (This representation would not prohibit the Adviser from publishing educational or marketing materials (a) containing disclosure about the Conversion Privilege, or (b) comparing and contrasting Mutual Fund Shares and ETF Shares.)[13]

➢	Special disclosure: In any document addressed primarily to prospective investors (including the Mutual Fund Shares and ETF Shares prospectuses, statement of additional information, shareholder reports, advertisements, and marketing materials) the following points will be emphasized: (a) ETF Shares are not redeemable with a Multiclass Fund other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation Unit aggregations, may be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than NAV in connection with the sale of ETF Shares.

➢	Disclosure regarding dividends: The prospectus for each Multiclass Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until approximately four days after the ex-dividend date.

➢	Educational material: The Adviser will create a series of brochures designed to educate investors and financial advisors on a variety of subjects. These brochures will be written in simple, easy-to-understand language and will contain a discussion of the new classes of shares. These brochures will be designed to provide a complete and balanced disclosure to

13 If the Adviser publishes materials comparing and contrasting Mutual Fund Shares and ETF Shares, we expect those materials to explain the relevant features of each class and highlight the differences between the two classes. The materials also may present the Adviser’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Fund may be compared to Mutual Fund Shares of the same Fund.

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investors regarding the distinction between the classes of shares of the Multiclass Funds. In addition, the Multiclass Funds’ websites will also provide information regarding the distinction between the classes of shares of the Multiclass Funds.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between the classes of Mutual Fund Shares and ETF Shares.

3.          Summary of case for relief from Sections 18(f)(1) and 18(i)

Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow the Multiclass Funds to add a class of ETF Shares and/or Mutual Fund Shares, as applicable, to their multi-class structure.

In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. In particular, each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. Applicants contend that the voting rights accorded the various classes of the Funds are equitable and nondiscriminatory, and fairly protect the rights and privileges of the holders of each class. Accordingly, Applicants contend that their request for relief from Section 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

In support of their request for relief from Section 18(f)(1), Applicants represent that they will comply in all respects with Rule 18f-3, except that Mutual Fund Shares and ETF Shares will have different rights with respect to redeemability, trading and availability of a dividend reinvestment plan, will have different dividend declaration and payment dates, and, in some cases, convertibility. In Part V.A.2 above, Applicants explained that the different redemption, trading and conversion rights and dividend features accorded Mutual Fund Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address. For these reasons, Applicants contend that their request for relief from

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Section18(f)(1) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

VI.      CONDITIONS OF RELIEF

Applicants agree that any order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Orders; provided that:

(i) Solely with respect to the Multiclass Funds, Condition 2 of each of the Prior Orders will be modified to read as follows: “As long as a Multiclass Fund operates in reliance on the Order, the ETF Shares of such Multiclass Fund will be listed on an Exchange.”

(ii) Solely with respect to the Multiclass Funds, Condition 4 of each of the Prior Orders will not be read to prohibit marketing of the Mutual Fund Shares or series of a Trust that operate as traditional mutual funds as open-end investment companies or mutual funds.

(iii) The relief under Section 18(f) related to the multi-class structure of the Multiclass Funds will not be deemed part of the ETF relief that, under Condition 1 of the Long/Short Order and Condition 8 of the Active Order, expires automatically on the effective date of any Commission rule under the Act that provides relief permitting the operation of ETFs.

VII.      AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Investment Company Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

Jonathan R. Simon is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Vice President of the Adviser; the Distributor pursuant to the general authority vested in him as a Vice President of the Distributor; and each Trust pursuant to the general authority vested in him as a Vice President, Secretary and Chief Legal Officer of each Trust.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION
By:	/s/ Jonathan R. Simon	By:	/s/ Jonathan R. Simon
	Name: Jonathan R. Simon		Name: Jonathan R. Simon
	Title: Vice President		Title: Vice President
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MARKET VECTORS ETF TRUST		VAN ECK FUNDS
By:	/s/ Jonathan R. Simon	By:	/s/ Jonathan R. Simon
	Name: Jonathan R. Simon		Name: Jonathan R. Simon
	Title: Vice President, Secretary and Chief Legal Officer		Title: Vice President, Secretary and Chief Legal Officer

Dated as of: January 15, 2015

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VERIFICATION OF APPLICATION

The undersigned states that he has duly executed the attached Application for an order, dated January 15, 2015 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation, Market Vectors ETF Trust and Van Eck Funds; that he is the Vice President of Van Eck Associates Corporation and Van Eck Securities Corporation, and the Vice President, Secretary and Chief Legal Officer of Market Vectors ETF Trust and Van Eck Funds; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan R. Simon
Name:	Jonathan R. Simon
Date:	January 15, 2015
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